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                             April 21, 2023

       Jinlong Yang
       Chief Executive Officer
       MingZhu Logistics Holdings Limited
       27F, Yantian Modern Industry Service Center
       No. 3018 Shayan Road, Yantian District
       Shenzhen, Guangdong, China 518081

                                                        Re: MingZhu Logistics
Holdings Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed April 10,
2023
                                                            File No. 333-267839

       Dear Jinlong Yang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form F-3

       Cover Page

   1.                                                   We note your disclosure
regarding your auditor   s participating firm Da Hua CPA. Please
                                                        disclose the location
of the headquarters of such participating firm.
       About MingZhu Logistics Holdings Limited, page 1

   2. We note your disclosure on page 19 that on June 22, 2021, the U.S. Senate passed the
                                                        Accelerating Holding
Foreign Companies Accountable Act, which, if enacted, would
                                                        amend the HFCAA and
require the SEC to prohibit an issuer   s securities from trading on
                                                        any U.S. stock
exchanges if its auditor is not subject to PCAOB inspections for two consecutive years
instead of three, and thus, would reduce the time before your securities
 Jinlong Yang
MingZhu Logistics Holdings Limited
April 21, 2023
Page 2
      may be prohibited from trading or delisted. Please update such disclosure to disclose that trading in your securities may be prohibited under the Holding Foreign Companies
      Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities. Please also update your related risk factor disclosure on page 43 that similarly makes reference to the Accelerating Holding Foreign Companies
      Accountable Act.
General

3. We note your disclosure regarding the recently published Trial Administrative Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose whether you will comply with the CSRC review process.
4. Please revise to incorporate by reference all amendments to your Form 20-F for the fiscal year ended December 31, 2021.
       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameJinlong Yang
                                                           Division of
Corporation Finance
Comapany NameMingZhu Logistics Holdings Limited
                                                           Office of Energy &
Transportation
April 21, 2023 Page 2
cc:       Bill Huo
FirstName LastName